

August 31, 2011

<u>Via Email</u>
Lisa F. Campbell
Executive Vice President, Chief Financial Officer
and Chief Operating Officer
New Century Bancorp
700 W. Cumberland Street
Dunn, NC 28334

> **Re: New Century Bancorp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 1, 2011**
> **File No. 0-50400**

Dear Ms. Campbell:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year ended December 31, 2010</u>

<u>Item 9A Controls and Procedures, page 89</u>

1. We note your disclosure stating that in the third quarter of 2010, there was an alleged fraud that resulted in the in the company charging off $10.8M in loans.

Please tell us how this alleged fraud impacted your evaluation of your disclosure controls and procedures as of September 30, 2010 and December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant